August 21, 2024

Waqas Nakhwa
Chief Executive Officer
Blue Chip Technologies Corp.
Icon Tower, # 105
First Floor
Dubai Internet City
Dubai, UAE

       Re: Blue Chip Technologies Corp.
           Amendment No. 2 to Registration Statement on Form 10-12G Filed August 12, 2024
           File No. 000-56634
Dear Waqas Nakhwa:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Jessica Lockett